As filed with the Securities and Exchange Commission on March 8, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

CORPORATE CAPITAL TRUST, INC.

(Name of Subject Company (Issuer))

CORPORATE CAPITAL TRUST, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

219880 101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thomas K. Sittema
Chief Executive Officer
Corporate Capital Trust, Inc.
450 South Orange Avenue
Orlando, Florida 32801
(866) 745-3797
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Kenneth E. Young, Esq.
Dechert LLP
1095 Avenue of the Americas

New York, New York 10036
Telephone: (212) 698-3500

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$68,510,934	$7,940.42*

*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and is equal to 0.01159% of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,940.42

Form or Registration No.: Schedule TO

Filing Party: Corporate Capital Trust, Inc.

Date Filed: January 17, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed on January 17, 2017 with the Securities and Exchange Commission (the “SEC”) by Corporate Capital Trust, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”) in connection with the Company’s offer to purchase up to 7,612,326 shares of its issued and outstanding common stock (the “Shares”) (representing 2.5% per quarter of the Company’s weighted average number of outstanding Shares for the trailing four quarters) at a purchase price of $9.00 per Share (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated January 17, 2017 and related Letter of Transmittal.

The Offer terminated on March 3, 2017 (at 5:00 p.m., Central Time (the “Expiration Date”) in accordance with its terms. As of the Expiration Date, a total of 3,708,701.268 shares were validly tendered pursuant to the Offer and not withdrawn. As of March 8, 2017 in accordance with the terms of the Offer, the Company accepted for payment all of the Shares validly tendered in the Offer and not withdrawn, for an aggregate purchase price of $33,378,311.73.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2017	CORPORATE CAPITAL TRUST, INC.
a Maryland corporation

	By:	/s/ Chirag J. Bhavsar
	Name:	Chirag J. Bhavsar
	Title:	Chief Financial Officer